May 28, 2009

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Lyn Shenk, Branch Chief/ Doug Jones

Re:	Universal Travel Group (the “Company”)
Form 10-K for the Year Ended December 31, 2008
File Number: 000-51516

Dear Ms. Shenk and Mr. Jones:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 4, 2009, addressed to Mr. Jing Xie, the Company’s Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended its Annual Report accordingly. Where applicable, the revised pages or sections of the Annual Report on Form 10-K/A have been referenced.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis
Results of Operations

1.
On an overview basis, please address the significant factors affecting the results of each segment and that cause results to vary between the segments. Discuss how costs are attributed to each segment and why the amount of cost of services varies among the segments. Further, from your disclosure it appears that gross profit and income from operations for each segment as a percent of each respective segment’s revenues varies materially between the segments. In connection with this, discuss the factors affecting comparability between the segments on this basis. Additionally, address any known trends, demands and uncertainties affecting or that will affect the results of operations, liquidity or cash requirements of each segment. We believe providing these disclosures will help investors better understand your operations and the contributions by each segment to your consolidated results.

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Response:

We have included the significant factors that affect the results in each segment, including any known trends, demands and uncertainties.  Please refer to Schedule 1.1 for the proposed disclosure in the amended Annual Report on Form 10-K/A.

We attribute our costs of services to the costs of our various subsidiaries as each subsidiary is involved in a discrete segment of our overall business. The costs of services attributable to each segment is different because each segment is very unique and different from the others.  We have provided a write-up identifying and breaking down costs of services for each segment. Please refer to Schedule 1.2 for the proposed disclosure in the amended Annual Report on Form 10-K/A.

Also, the U.S. G.A.A.P. treatment of revenue in each segment is different.  For example, revenue in the air-ticketing and hotel reservation business is based on commissions on air tickets bought and hotel reservations made whereas revenue for our cargo agency and packaged tour segments is from the value of the entire transaction.

The material difference of gross profit and income from operations among each segment is because the revenue recognition method for each segment is different. There is no comparison between segments are they are different types of businesses.

2.
Please revise here or in selected financial data to provide key performance metrics that you believe would be helpful to investors understanding of your results of operations. For example, consider disclosing average ticket price, number of tickets sold, amount of weight of air cargo forwarded, and any other metrics that management uses to evaluate its operations.

Response:

Please refer to Schedule 2 for the proposed disclosure in the amended Annual Report on Form 10-K/A.  We have indicated performance metrics for each of our business segments for the past three years.  For example, we have indicated the number of air-tickets sold for our air ticking segment, the number of room nights reserved for our hotel reservation business segment and the number of tons of cargo shipped for our cargo business segment.

3.	Please revise to provide a discussion and analysis of results of operations for each reportable segment.

Response:

Please refer to Schedule 3 for the proposed disclosure in the amended Annual Report on Form 10-K/A.

4.
Please disclose how the “revenue segment analysis” correlates to the segments reported in note 14 to the notes to the financial statements. For example, for the full fiscal year 2008, it appears “air-ticketing” correlates to the Shenzhen Yuzhilu Aviation segment, “cargo agency” correlates to the Shenzhen Speedy Dragon segment, “hotel” correlates to the Shanghai Lanbao segment, and “travel” correlates to the Foshan International and Xian Golden segments combined.

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Response:

The analysis of our (i) air-ticketing segment relates to the segment reporting of Shenzhen Yuzhilu Aviation Service Co., Ltd., (ii) cargo agency segment relates to the segment reporting of Shenzhen Speedy Dragon Enterprises Limited and Shenzhen Yuzhilu Aviation Service Co., Ltd. in 2006 and first quarter of 2007, (iii) hotel reservation segment relates to Shanghai Lanbao Travel Service Co., Ltd. (iv) packaged tours segment relates to Foshan International Travel Service Co., Ltd and Xi’an Golden Net Travel Serve Service Company Limited.  Please see clarification and revisions to Note 14.

5.
In connection with the above comment, it appears to us that the correlation between the revenue segment analysis and the segments for the full fiscal year 2007 is not fully comparable to the Shenzhen Yuzhilu Aviation segment, “cargo agency” does not correlate to the Shenzhen Speedy Dragon segment, and “cost of services” and “gross profit” for “travel” does not correlate to the respective combined amounts for the Foshan International and Xi'an Golden segments. Please explain to us the reason for the apparent inconsistency and how the revenue segment analysis between 2008 and 2007 is meaningful to investors as presented.

Response:

Although we have correlated the revenue segment reporting with note 14 of the financial statements,  the numbers do not match up for the following reasons:

(i)	In 2007, Shenzhen Yuzhilu Aviation Service Co., Ltd. continued to operate some cargo agency business although it was primarily in the air-ticketing business;
(ii)
The inconsistency in "travel" segment for the full fiscal year 2007 is a typographical mistake. The "cost of service" of Foshan International Travel Service Co., Ltd. was misrepresented from "4,250,872" to "4,520,872"; and the "gross profit" is therefore inconsistent due to the error in "cost of service". We have amended this error in Schedule "X" for the proposed disclosure in the amended Annual Report on Form 10-K/A.

Schedule X

For the fiscal year ended December 31, 2007

	Air-ticketing	Percentage of Revenue (%)	Cargo Agency	Percentage of Revenue (%)	Hotel	Percentage of Revenue (%)	Travel	Percentage of Revenue (%)	Total

Revenue	7,811,823	17.6%	20,687,488	46.7%	2,383,129	5.4%	13,412,412	30.3%	44,294,853

Cost of Services	(453,086)	1.5%	(16,483,027)	55.8%	(764,774)	2.6%	(11,548,125)	40.0%	(29,519,012)

Gross Profit	7,358,737	49.8%	4,204,461	28.5%	1,618,355	11.0%	1,864,286	10.8%	14,775,841

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6.
The “revenue segment analysis” and accompanying discussion focuses on the comparable contribution of each element of each segment on a consolidated basis in terms of a percent of total consolidated revenue. Please expand your analysis to present each element of each segment on a comparable basis for each period presented in terms of a percent of each segment’s revenue for the corresponding period. Accompany such presentation with a discussion at an appropriate level of detail of the underlying factors contributing to any material variances within a segment between comparable periods depicted by such presentation. We believe this will provide meaningful information for each segment as well as enable identification of potential trends that may exist for a segment.

Response:

The changes of revenue mix is more likely a strategy by the management and a result of acquisition in 2007 and 2008, however, we will seek, if any, more meaningful and comparable factors in future disclosures.

Please refer to Schedule 3 for the proposed disclosure in the amended Annual Report on Form 10-K/A.

7.
Please revise to quantify all factors to which changes are attributed. In addition, please quantify the impact acquisitions have had on your various revenues and expenses from period to period. Also, please quantify the impacts of changes in price and volume on your results.

Response:

Please see the table below quantifying the impact acquisitions have had on our various revenues and expenses in 2007 and 2008.

Meanwhile, because the changes in prices were relatively insignificant, we believe that the most impact to our financial performance is from the growth of our business volume.

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	GAAP	GAAP	Periods Not Included in 2007			Adjusted
	2008	2007	Xian	Lanbao	Foshan	2007
Sales	76,759,411.00	44,294,853	4,292,574.00	2,024,296	16,433,062	67,044,785
Cogs	51,555,991	29,519,012	3,818,546	699,660	14,086,607	48,123,825
Gross Profit	25,203,420	14,775,841	474,028	1,324,636	2,346,455	18,920,960
SG&A	6,128,553	4,175,429	83,652	195,862	453,808	4,908,751
Operating Income	19,074,867	10,600,412	390,376	1,128,774	1,892,647	14,012,209

	GAAP Growth	Attributable by	Comparable Organic
	2008 vs 2007	Acquisitions	Growth
Sales	32,464,558	22,749,932	9,714,626
Cogs	22,036,979	18,604,813	3,432,166
Gross Profit	10,427,579	4,145,119	6,282,460
SG&A	1,953,124	733,322	1,219,802
Operating Income	8,474,455	3,411,797	5,062,658

Gross Profit

8.	Please expand your disclosure to discuss and analyze cost of services separately, rather than just in the context of gross profit.

Response:

Please refer to Schedule 3 for the proposed disclosure in the amended Annual Report on Form 10-K/A.

Critical Accounting Policies and Estimates

9.
It appears for the most part that the disclosure here provides information already available in the notes to the financial statements. The disclosure here is intended to supplement, not duplicate, the information disclosed in the notes. You should address specifically why your accounting estimates or assumptions bear the risk of material change. This disclosure should provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect your financial condition and operating performance. Your disclosure should be explicit as to which of the identified factors are the most sensitive to change, deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or could lead to material changes in the future. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov.rules/interp/33-8350.htm for further guidance. Please revise your disclosure s indicated.

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Response:

Please see our proposed Critical Accounting Policies and Estimates in Schedule 9.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Warrants

10.
We note the “buy-in” provision indicated in section 2(i) of the “Securities Purchase Agreement” dated August 28, 2008. Please explain to us in a detailed analysis your assessment of the accounting literature considered with respect to this provision. Specifically, please address your consideration of paragraphs 11-12 of SFAS 150 or whether this provision is considered a net cash settlement in the context of EITF 00-19 in regard to the “securities” as defined in the agreement, which term appears to encompass the warrants that have been issued in connection with this agreement.

Response:

The “buy-in” provision in section 2.1 of the Securities Purchase Agreement provides for the event when the company is obligated to deliver unlegended share certificates to the holder when (i) the securities underlying the share certificates have been registered, (ii) there is a sale, assignment or transfer of the securities pursuant to a valid legal opinion or (iii) there is a sale, assignment or transfer of the securities pursuant to Rule 144 or Rule 144A.  If the company fails to deliver such unlegended certificates within the time prescribed, and the holder has to purchase securities in the open market to satisfy his obligation to deliver such unlegended securities, then the company has to compensate the holder the total purchase price (including brokerage commissions) of the shares he had purchased or the difference in the Buy-In Price and Closing Bid Price (as defined in the Warrants).

The compensation obligation in event the company fails to deliver the unlegended share certificate under section 2.1 of the Securities Purchase Agreement is monetary.  It is not an obligation to repurchase the company’s shares (paragraph 11 of SFAS 150) nor is it an obligation on the part of the company to issue a variable number of shares (paragraph 12 of SFAS 150).  The default is purely administrative and the holder does not cease to own his shares because of the failure by the company to deliver unlegended share certificates.

This is not a net cash settlement under EITF 00-19 because this is not a contract that the company has entered into that is settled or indexed to, and sometimes, settled in its own stock. The company has sold and the purchaser has already purchased and received restricted securities in the company.  As mentioned earlier, the holder of securities does not cease to own the securities he rightfully owns and enjoys all the rights of ownership appurtenant to such securities.   The “loss” he would suffer would be such loss as results from an administrative default in delivering unlegended stock certificates on a timely basis to the holder.

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For this reason and for the reason that this is not a situation where the party with a loss (the holder of the shares) delivers to the party with a gain (the company) a cash payment equivalent to the gain in lieu of a delivery of shares, this is also not a net cash settlement under EITF 00-19.

11.
We note in the last paragraph of this section that exercise price of the warrant is to be adjusted upon the sale or issuance of securities at a price or with an exercise or conversion price that is less than the exercise price then in effect for the warrants. We further note that EITF 07-5 is effective for fiscal years beginning after December 15, 2008. Please explain to us your consideration of EITF 07-5, in particular, example 8 therein, and the expected impact on your accounting for the warrants in your fiscal year 2009.

Response:

If the company were to subsequently sell or issue common stock at a price which is less than the exercise price of the warrants then in effect, or warrants, options, convertible debt or equity securities with an exercise price per share or a conversion price which is less than the exercise price then in effect, the exercise price of the warrants already issued shall be adjusted.

The exercise price is adjusted by multiplying the exercise price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of common stock outstanding immediately prior to the issuance of such additional shares and the number of shares of common stock which the aggregate consideration received or receivable for the issuance of such additional shares would purchase at the exercise price then in effect, and the denominator of which shall be the number of shares of common stock outstanding immediately after the issuance of such additional shares (including a pro forma adjustment as though all such options, warrants and other convertible securities had been exercised or converted).

In June 2008, the FASB ratified the consensus on Emerging Issues Task Force (EITF) Issue 07-5, “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock.” This issue addresses whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS No. 133, for purposes of determining whether the instrument should be classified as an equity instrument or accounted for as a derivative instrument. The provisions of EITF Issue No. 07-5 are effective for financial statements issued for fiscal years beginning after December 15, 2008 and will be applied retrospectively through a cumulative effect adjustment to retained earnings for outstanding instruments as of that date. The Company does not expect the adoption of EITF 07-05 to have a material effect on its consolidated financial position, results of operations or cash flows.

Item 8.   Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-1

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12.
We note that the vast majority of your operations take place out of the United States, but that your auditor is a United States firm operating out of New York, New York. In this regard, please describe for us how the U.S. auditors perform the audit of the Chinese operations. In your response, please tell us whether another foreign audit firm is assisting in the audit. If so, please tell us the name of the other firm, whether the other firm is registered with the PCAOB, and the extent to which audit work is performed by the other firm.

Response:

A team of auditors from Morgenstern Svoboda & Baer CPAs P.C. (“MSB”). MSB takes an active role in the audit of our Financial Statements.  Their team, many who are Mandarin speaking, are in full control of the audit process.  During their field work, at our Shenzhen location, they do utilize some local per-diem help, but such help us under complete supervision of MSB’s team.

Financial Statements, Page F-2

13.
Please present  “comprehensive income” for each period presented in an acceptable form set forth in SFAS 130. The amounts presently reported in your financial statements as “other comprehensive income” appear to solely represent the component of equity for accumulated balances of periodic other comprehensive income items that have been recorded.

Response:

Please refer to Schedule 13 for the proposed disclosure in the amended Annual Report on Form 10-K/A.

Notes to the Consolidated Financial Statements, page F-6

14.           Please provide the disclosure required by paragraph 40.a and c of SFAS 128.

Response:

A reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. The reconciliation shall include the individual income and share amount effects of all securities that effect earnings per share.

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	For the years Ended December 31,
	2008
Basic EPS
Income available to common stockholders	$14,532,177	38,562,155	$.38
Effect of Dilutive Securities
Warrants
Diluted EPS	$14,532,177	38,562,155	$.38

	2007
Basic EPS	$8,695,894	33,629,518	$.26
Income available to common stockholders
Effect of Dilutive Securities
Warrants
Diluted EPS	$8,695,894	33,629,518	$.26

Note 2- Summary of significant Accounting Policies, page F-6
Revenue Recognition, page F-9

15.
Please expand your disclosure to describe in detail the revenue recognition policy specific to each source of revenue indicated under Item 1, such sources being air ticketing, hotel reservations, package tours, and air cargo business. For each source, specify the type of revenue attributable to it (for example, commissions and fees received, sale price charged for services performed or products sold (such as tour packages)). Describe the factors affecting the determination of when revenue for each type or source is considered to be earned (for example, and to the extent appropriate, whether revenue is recognized when the reservation is made or used with respect to air ticketing, hotel reservations and package tours, when commissions and fees received are considered earned) and the basis for when you recognize it. For packages, describe the components comprising the packages, how revenue is attributed to each component, and where in you financial statements the revenue for packages and each component therein is reported. Disclose any rights of refund or other uncertainties associated with any source of revenue and the related impact on the timing and amount of revenue recognized. Also, disclose how cost of service or sale associated with each source of revenue is determined, and when such costs are recognized, for example, when incurred or some other basis, along with the basis for your treatment. In regard to commissions for air ticketing that are shared with franchises as indicated in Item 1, explain to us and disclose whether amounts received and paid out are recorded gross or net and the basis for your treatment. Also, please disclose the amount of franchise revenues earned in each period. Please provide us with a copy of your intended revised disclosures.

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Response:

The Company’s revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB)104. Revenue is recognized at the date the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The Company has  four types of revenue, namely (i) air-ticketing, (ii) hotel reservations, (iii) packaged tours and (iv) air cargo agency services.

Air-ticketing

Revenue from air-ticket sales is commissions derived from the airline companies  and other sales representatives.  We recognize revenue at the time when the ticket is issued.

Hotel Reservations

We generate revenue from paid hotel bookings in the form of commissions.  We recognize revenues once the customer has checked out from his reserved hotel stay.

Packaged Tour

We contract with traffic service providers, accommodation providers and leisure service providers to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to our customers with a mark-up.  We have two sources of revenue: one from payment by individual customers and the other, through group sales.  We recognize revenue when a tour is completed.

Air Cargo Business

Our  air cargo business basically brokers air cargo spaces and resell them to local logistic companies to generate revenue. Our customers are charged based on the class and weight of goods shipped. Revenue is recognized upon placement of order.

Please refer to Schedule 15 for the proposed disclosure in the amended Annual Report on Form 10-K/A.

16.
We note from your disclosure in Item 1-Business, that you purchase tickets and travel packages in bulk and resell them to your customers with a mark-up. Please tell us and disclose the key terms of these arrangements with travel suppliers, including what, if any, rights of return you have with respect to tickets and packages purchased in bulk. In addition, tell us and disclose how you account for the purchase of these tickets and packages, including how these purchases are recognized on your balance sheet.

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www.srff.com

Response:

We do not pre-buy our air tickets in bulk. Instead, if we have enough orders for tickets, we enjoy a group price treatment.   We do not buy any tickets until orders are placed by our customers.  We recognize the above mentioned revenue when we actually sell these travel products to our customers.  As tickets are resold almost immediately, we have no inventory of these purchases on our balance sheet.

Please refer to Schedule 16 for the proposed disclosure in the amended Annual Report on Form 10-K/A.

17.
Please tell us and revise to disclose the key terms of your franchise arrangements. Explain to us how your accounting for your franchises complies with SFAS 45, and provide the disclosures set forth in paragraphs 20-23 therein as appropriate for your circumstances.

Response:

The Company’s franchise agreements are in actuality agency agreements despite their terminology.  The Company provides its agent with access to its “eTerm” system, which is an air ticketing booking system. The agent pays a fee to the Company to use its system but the agent operates under its own management and name and is responsible for its own costs, overheads and profitability.  The Company does not get a share of its agent’s revenue. The agent has a sales target set by the Company and enjoys priority over certain discount tickets.  Any fee the agent earns from the Company in the sale of air tickets is offset by the fee it owes to the Company for use of the “eTerm” system.  Because the agent operates under its own name and does not adopt the Company’s name, marketing materials or trademark, it is essentially an agent of the Company and not a franchisee.  The fees it pays to the Company are service fees for use of the Company’s “eTerm” air ticketing system.  Accordingly, the Company does not believe that SFAS 45 applies because it applies to franchises and not agents of the Company.

Goodwill, page F-8

18.	Disclosure the amount of good will attributed to each reportable segment pursuant to paragraph 45.c of SFAS 142.

Response:

Please see amended disclosure under “Goodwill” under Schedule 18.

Notes 3-Trade Deposits and Advances, page F-11

19.	Disclose the nature and purpose of each type of deposit and the basis for the return or expensing of each.

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Response:

We have added the following table to the Trade Deposits and Advances on page F-11:

Trade deposit paid for five subsidiaries @12/31/2008

		RMB
Aviation
	Deposit for 600 sets of kiosk	21,701,803.00
	CRM System Design	282,000.00
	Design fee for kiosk	708,000.00
	Deposit for airlines	4,761,400.00
	Deposit for agencies	7,500,000.00
Subtotal		34,953,203.00

Speedy
	Air China Cargo	150,000.00
	China Southern Airlines	785,080.00
	Other	203,134.00
Subtotal		1,138,214.00

Foshan
	Deposit paid to tour companies	4,329,114.48
	Advance payment to tour guides for expenses during leading the tour	1,577,582.49
Subtotal		5,906,696.97

Xi'an
	Deposit for Luoyang Tour companies	2,000,000.00
	Deposit for Henan Tour companies	1,500,000.00
	Deposit for transportations	600,000.00
Subtotal		4,100,000.00

Total	Balance 12/31/2009 RMB	46,098,113.97

	Exchange rate 12/31/2008	6.842
	Balance 12/31/2009 US$	6,737,521.00

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Additionally, we have explained the basis of each type of deposit. Please refer to Schedule 19 for the proposed disclosure in the amended Annual Report on Form 10-K/A.

Note 9-Stock Warrant, Options, and Compensations, page F-16

20.
We note the reference in the “Make Good Securities Escrow Arrangement” dated August 28, 2008 to the options of Ms. Jiangping Jiang, your Chief Executive Officer, to purchase 2 million shares of common stock. However, we did not locate any disclosure in your filing related to such options. In regard to these options, please tell us (i) when they are issued, (ii) the circumstances associated with their issuance and related terms and conditions, (iii) your accounting for them pursuant to SFAS 123R.

Response:

Disclosure of the issuance of options can be found in Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities under the heading Securities Authorized for Issuance Under Equity Compensation Plans of the Company’s Annual Report on Form 10-K.

Under that section, we disclosed that Ms. Jiang was issued options to purchase 6,000,000 shares of common stock (pre -3:1 reverse split) at an exercise price of $1.28 (post reverse split price would be $3.84) on January 20, 2009 pursuant to the Universal Travel Group 2009 Incentive Stock Plan adopted in January 2009.

Additionally, we also disclosed that the term of each option was for 10 years.  The options vest in six annual equal installments.  However, in the event (i) the Company reports an after tax Net Income of $14,000,000  in its Annual Report on Form 10-K filed with the SEC for its fiscal year 2008, then options to purchase one-third of the shares granted shall vest and become immediately exercisable and each grantee of such options shall be entitled to exercise his/her options rateably, (ii)  the Company reports an after tax Net Income of $18,000,000  in its Annual Report on Form 10-K filed with the SEC for its fiscal year 2009, then options to purchase another one-third of the shares  granted shall vest and become immediately exercisable and each grantee of such options shall be entitled to exercise his/her options rateably and (iii) the Company reports an after tax Net Income of $22,000,000  in its Annual Report on Form 10-K filed with the SEC for its fiscal year 2010, then options to purchase another one-third of the shares granted shall vest and become immediately exercisable and each grantee of such options shall be entitled to exercise his/her options rateably.

The Company has not accounted for such options pursuant to SFAS 123R in its Annual Report on Form 10-K because the stock options were issued to Ms. Jiang on January 20, 2009 and not 2008, which the Report covered.

Note14-Segment Information, page F-19

21.
Please provide the following, pursuant to the indicated paragraphs of SFAS 131: (i) the basis for presenting your segments, pursuant to paragraph 26 a; (ii) the products of services associated with each segment, pursuant to paragraph 26.b ;( iii) specify the segment measure of profit or loss that is reported to the chief operating decision maker, pursuant to paragraph 27; the amount of depreciation and amortization included in the segment measure of profit or loss, pursuant to paragraph 27.e; and expenditures for additions to long live assets, pursuant to paragraph 28.

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Response:

The company uses the management approach of segment reporting. Pursuant to the SFAS 131 they disclose segments on a single basis, which in their case is the legal entity. Management monitors these segments regularly to make decisions about resources to be allocated to the segment and assess its performance.

Item 13. Certain Relationships and Related Transactions, and Director and Independence

22.
We note that the reference herein to the “Make Good Escrow Agreement” entered into by Ms. Jiang on August 28, 2008 in connection with the “Securities Purchase Agreement”. Under the terms of escrow agreement, the indicated shares of common stock and options to purchase shares of common stock placed in escrow were to be released to the buyers associated with the “Securities Purchase Agreement” in the event that specified earnings targets are not met for 2008 and 2009. It appears that any shares and options released to the buyers would be distributed without further consideration from them. Any escrowed shares and options not required to be released to the buyers were to be returned to Ms. Jiang. We believe the placement of the shares of common stock and options into escrow is in effect the payment of an expense or liability on behalf of the company upon the release if the escrowed shares and options to the buyers. Therefore, analogous to the guidance in Topic 5T of the Staff Accounting Bulletins (SAB 79), it appears an expense should be recognized in the financial statements based on the fair value of the shares and options at the time of release from escrow to Ms.Jiang, we believe that an escrow arrangement that involves the release of shares and options based on performance-based criteria is tantamount to a reverse stock split followed by the grant of restricted stock awards under a performance-based plan. These arrangements are presumed to be compensatory, rather than as a mere return of equity with no accounting impact. In this regard, compensation accounting applies to individuals that hold positions within the company that could affect its financial results. This applies upon the release of shares and options to Ms. Jiang who is your principal executive officer and Chairwoman of the Board of Directors. It appears to us that there should be detailed disclosure in your filing in regard to the” Make Good Securities Escrow Agreement” and related accounting treatment with respect to the release to the buyers or return to Ms. Jiang of the associated common stock and options as described above. Further, we believe the shares of common stock placed into escrow are considered outstanding for legal purposes and should be presented accordingly. Also, in regard to the shares of common stock and options placed into escrow, please consider the requirements of SFAS 128, as appropriate, in regard to the treatment of contingently issuable securities for basic and diluted per share calculations. In particular, refer to paragraphs 10, 13, 20,23 and 30 – 35 therein. Please advise.

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Response:

The shares provided by Ms. Jiang as guarantee to the company’s performance are not shares issued as part of the financing but are already shares owned by Ms. Jiang.  The options to Ms. Jiang were granted in January 2009 and not part of the financing transaction too.  They vest over 6 years and are subject to acceleration upon the company exceeding certain earnings targets.

Both options and shares belong to Ms. Jiang and are placed by Ms. Jiang to guarantee certain earnings targets by the company.  If the company fails to achieve these targets, then these shares/options or a portion of them will be distributed to the investors rateably as compensation for missing those targets.  If both targets are met, then the shares and options will be returned from the escrow account to Ms. Jiang. For your information, the company has met the 2008 target.

The performance targets are “artificial” targets that do not bind the company.  In other words, the company is not liable to the investors if the targets are missed.   Additionally, because these shares/options are already owned by Ms. Jiang and not a fresh issuance by the company, t these shares/options should not be an expense of the company.

Item 15. Exhibits, Financial Statement Schedules

23.
We note in the “Registration Rights Agreement” dated August 28, 2009 that you are subject to “registration delay payments” under certain events specified therein in connection with the registration and listing of common shares and warrants sold pursuant to the “Securities Purchase Agreement.” Please explain to us your consideration of FSP EITF 00-19-2 in regard to these registration delay payments.

Response:

The Registration Rights Agreement includes “registration delay payments”.   We have added the following paragraph:

Pursuant to the Registration Rights Agreement, also dated August 28,2008, the Company is liable for damages equal to 2% of the aggregate purchase price, should the Company fail to meet the Filing, Effectiveness, and maintenance deadlines. Defaults in these payments shall bear interest at the rate of one-half (1.5%) per month, until paid in full.

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

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Schedule 1.1

Specifically, the significant factors affecting the results of each segment are:

Air-ticketing

As we are the agents for the sale of air tickets, we do not have any control over air ticket prices, which directly affects their demand. Conversely, we do not bear any risk for unsold tickets and maintain no inventory.

The significant factors affecting the result of our air-ticketing business are: seasonality, natural environment conditions and other major events such as the economy, the price of oil, global events, promotions etc.  Sales for air tickets typically increase during the holiday periods like the Spring Festival in either late January of February and prior to long weekend holidays.  Sales would also be affected by certain events such as the Olympics in 2008 and the World Expo in Shanghai in 2010.

Cargo agency

Like our air ticketing segment and hotel reservations, we are an agency for air cargo transportation.  We do not have any control over air cargo price shipment rates.  Conversely, we do not bear  any risk as we maintain no inventory. The significant factors for this segment are identical to the air ticketing segment.  Our cargo agency business is particularly sensitive to the economy as can be seen its recent slowdown in tandem with the global economic crisis.

Hotel reservations

As we are the agent for hotel bookings, the prices for hotel rooms are set by the hotels and we do not have any control over the hotel prices. We also bear no risk for unsold hotel rooms and maintain no inventory. The significant factors affecting the result of hotel reservation business and its trend, demands and uncertainties are the same for our air-ticketing and cargo agency segments.

Packaged Tours

As we are the agent for packaged tours, we do not have any control over the components for air-ticket prices, hotel accommodation, transportation and tourism attraction ticket prices, which directly relates to the demand for packaged tours and their popularity or lack thereof.  We also bears no risk because we maintaining no inventory. Because the packaged tour segment is tourism related, the significant factors, trends, demands and uncertainties affecting this segment are the same for air-ticketing and hotel reservations.

Schedule 1.2

Costs of Services

Air-ticketing

Because the commission of the air-ticket is our revenue, the cost of services in our air ticking segment is very small compared to sales revenue. Cost of services for our air ticketing segment comprises mainly business and sales related taxes and is approximately 5% of revenue.

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Hotel Reservations

The cost of services for our hotel reservations segment is very similar to that for the air-ticketing segment. However, we also pay a fee to our sales agents for selling hotel bookings  and this fee is also added into our cost of services.

Cargo Agency

Our cost of services basically comprise transportation fee paid to the carrier of the cargo and also to the delivery service company at the destination point.

Packaged Tours

Our cost of services in the packaged tour business relates to fees and expenses paid to tour group operator, whose costs would cover the costs of accommodation and admission prices to points of interests etc.

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Schedule 2

Sources of Revenue

We have four lines of business, namely (i) air-ticketing, (ii) hotel reservations, (iii) packaged tours and (iv) air cargo agency services.

Air-tickets

We earn a commission for each air ticket sold. Our commission varies depending on the season but it averages approximately 6% of each ticket sold.

Our subsidiary, YZL (Shenzhen Yu Zhi Lu Aviation Service Company Limited) has contracted with Chinese domestic airlines such as Air China, China Southern Airlines and China Eastern Airlines and  34 international airlines such as United Airlines, Cathay Pacific and Virgin Airlines to sell Chinese domestic and international air tickets.  YZL holds the “First Class Air-Ticketing Agency” license from the General Administration of Civil Aviation of China (“CAAC”).  YZL has been in operation for more than ten years.

Revenue from air-ticket sales are derived from airline companies and other sales representatives.  The commission, typically 6% of the price of the air ticket, is paid to us at the end of each accounting period and  is then recorded as our revenue according to GAAP.

Our customers can make air-tickets enquiries via our web-sites - www.cnutg.com, and www.cnutg.com.cn.  Further, we are also able to attend to our customers through our customer representatives, our company offices and our agents.

We maintain an 800 square meters call center in Shenzhen and our call center has 100 seats to handle customer enquiries. We share commission with our agents.  The share varies according to business seasonality and varies from 1% in our favor to 3%.

Hotel Reservations

We generate revenue from paid hotel bookings in the form of commissions according to GAAP.

Our subsidiaries, YZL and SLB (Shanghai Lanbao Travel Service Company Limited) have contracted with 2,000 hotels and 7,000 hotels, respectively.  SLB has established a China Booking Association comprising more than 1,000 travel agencies who share more than 200,000 hotel resources internationally.

After a customer has visited and paid for his hotel room, the hotel will calculate and pay our commission in accordance with the agreement we have with it.

Our customers are able to enquire via SLB's website (www.cba-hotel.com).  Additionally, SLB maintains a 100 square meters call center in Shanghai and the call center has 20 seats to handle hotel reservation enquiries.

Package Tours

Our subsidiaries, XGN (Xi'an Golden Net Travel Serve Service Company Limited) and FOI (Foshan Overseas International Travel Service Co., Ltd.) are involved in the packaged tour business.  We contract with traffic service providers, accommodation provides and leisure service providers to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to our customers with a mark-up. FOI maintains 9 company offices around the Guangzhou area, and XGN maintains 3 company offices in Xi'an.  We have two sources of revenue: one from payment by individual customers and the other, though group sales.

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Air Cargo Business

We are through our subsidiary, SSD (Shenzhen Speedy Dragon Enterprise Limited) involved in the air cargo business. We basically broker air cargo spaces and resell them to local logistic companies to generate revenue.  We are typically paid our commissions once a quarter.We have contracts with Chinese domestic airlines like China Southern Airlines, Air China, and Shenzhen Airlines and offer cargo spaces to over 52 major domestic cities in the PRC.  Our customers are charged based on the class and weight of goods shipped.

Revenue Breakdown

Packaged Tours

Below is a breakdown the number of sales of our packaged tours for the past three years:

		Number of visitors multiplied by
Year	Visitors	the number of days comprising the tour

2006	65,981	238,924
2007	93,984	364,676
2008	139,242	521,270

Air-ticketing

Below is a breakdown of the number of air tickets sold for the past three years:

Year	Number of Tickets
2006	601, 000
2007	1,084,000
2008	1,720,000

Hotel Reservations

Below is a breakdown of the number of hotel room nights booked through us for the past three years:

Year	Number of Room Nights
2006	352,000
2007	680,000
2008	1,466,000

Cargo

Below is a breakdown of the volume of cargo shipped through us for the past three years.

Year	Tons
2006	869
2007	3,612
2008	2,089

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Schedule 3

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007

The following table presents certain consolidated statement of operations information derived from the consolidated statements of income for the three months ended December 31, 2008 and 2007.

Revenue Segment Analysis:
	Three months ended December 31, 2008	Three months ended December 31, 2007	Increase / (Decrease)	Percentage*
Revenue	$29,434,725	$17,495,408	11,939,317	68.2%
Cost of services	(19,090,311)	(12,099,577)	(6,990,734)	57.8%
Gross Profit	10,344,414	5,395,831	4,948,583	91.7%
Selling, General and Administration	(2,103,832)	(1,007,119)	(1,096,713)	108.9%
Stock based compensation	(51,786)	(312,543)	260,757	-83.4%
Income from operations	8,188,796	4,076,169	4,112,627	100.9%
Other income	(1,461)	25,105	(26,566)	-105.8%
Interest income	17,535	(14,490)	32,025	-221.0%
Interest expenses	(27,638)	(38,123)	10,485	-27.5%
Provision for income taxes	(1,850,938)	(724,763)	(1,126,175)	155.4%
Net income	$6,326,293	$3,323,898	3,002,395	90.3%
*Organic growth

For the three months ended December 31, 2008:

	Air- ticketing	Percentage of Revenue	Cargo Agency	Percentage of Revenue	Hotel	Percentage of Revenue	Travel	Percentage of Revenue	Total
		(%)		(%)		(%)		(%)
Revenue	5,082,405	17.3%	2,417,551	8.2%	3,775,754	12.8%	18,159,015	61.7%	29,434,725
Cost of Services	(252,502)	1.3%	(2,087,509)	10.9%	(1,005,907)	5.3%	(15,744,393)	82.4%	(19,090,311)
Gross Profit	4,829,904	46.7%	330,042	3.2%	2,769,847	26.8%	2,414,621	23.3%	10,344,414

For the three months ended December 31, 2007:

	Air- ticketing	Percentage of Revenue	Cargo Agency	Percentage of Revenue	Hotel	Percentage of Revenue	Travel	Percentage of Revenue	Total
		(%)		(%)		(%)		(%)
Revenue	2,055,915	11.8%	5,081,455	29.0%	1,467,664	8.4%	8,890,374	50.8%	17,495,408
Cost of Services	(102,141)	0.8%	(3649,736)	30.2%	(466,834)	3.9%	(7,880,866)	65.1%	(12,099,577)
Gross Profit	1,953,774	36.2%	1431,719	26.5%	1,000,830	18.5%	1,009,508	18.8%	5,395,831

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Revenue

Revenue for the three months ended December 31, 2008 was $29,434,725 compared to $17,495,408 for the same period in 2007, an increase of approximately 68.2%. This increase was primarily due to the successful integration and cross selling among our  newly diversified business segments that increased the group’s competitiveness versus our rivals, as well as an increase in public holiday periods i.e. the Chinese National Day vacation period increased from 3 days to 7 days, easing  of foreign travel restrictions on October 29, 2008 and air cargo security restrictions, reduced air fuel surcharges and a favorable year over  year comparison with respect to timing of the Lunar New Year Holiday period.

Revenue from air-ticketing was $5,082,405 for the three months ended December 31, 2008 compared to $2,055,915 for the same period last year, an increase of approximately 147.2%. Revenue generated by the air cargo agency segment for the three months ended December 31, 2008 decreased 52.4% year over year to $2,417,551 from $5,081,455. Revenue generated by hotel reservations and bookings for the three month period totaled $3,775,754  versus $1,467,664, a year over increase of approximately 157.3%. Revenue generated through packaged  travel services for the three months ended December 31, 2008 was $18,159,0 15, compared to $8,890,374 3 for the same period 2007, an increase of approximately 104.3%.

Cost of Services

Cost of services for the three months ended December 31, 2008 was $19,090,311 compared to $12,099,577 for the same period in 2007, an increase of approximately 57.8%. This increase was primarily due to the increase of general operations, and the change in revenue mix.

We attribute our costs of services for each segment by each subsidiary as each subsidiary is involved in a discrete segment of our overall business.

Cost of services in air-ticketing was $252,502 for the three months ended December 31, 2008 compared to $102,141 for the same period last year, an increase of approximately 147.2%.  This is in tandem with the increase in our sales revenue.

Cost of services in air cargo agency was $2,087,509 for the three months ended December 31, 2008 compared to $3,649,736 for the same period last year, a decrease of approximately 42.8%.  The decrease in costs of services is in tandem with the decrease in air cargo agency revenue, which in turn is attributable to the global economy slowdown.

Cost of services in hotel reservations was $1,005,907 for the three month ended December 31, 2008 compared $466,834 for the same period last year, an increase of approximately 115.5%. This is in tandem with the increase in our sales revenue.

Cost of services in packaged  travel was $15,744,393 for the three months ended December 31, 2008 compared $12,099,577 for the same period 2007, an increase of approximately 99.8%. This is in tandem with the increase in our sales revenue.

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Gross Profit

Gross profit for the three months ended December 31, 2008 was $10,344,414 compared to $5,395,831 for the three months ended December 31, 2007, an increase of approximately 91.7%. The increase in gross profit partially reflects then Company’s success in implementing its online strategy, an increase in packaged tour services as a percentage of overall revenue and to a lesser degree,  the rollout of our TRIPEASY Kiosks, which have relatively lower variable costs associated with it.

Gross margin for three months ended December 31, 2008 came in at 35.1% , a 430bp improvement over the 30.8% the Company posted in the same period last year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for three months ended December 31, 2008 totaled $2,103,832 compared to $1,007,119 for three months ended December 31, 2007, an increase of approximately 108.9%.

Selling, general and administrative expenses reflected 7.1% of revenue versus 5.76% last year, primarily reflecting the significant increase in year over year sales volume as well as enhanced marketing and research and development expenditure geared towards increasing brand awareness and service quality.

Stock based compensation reflects standard options issuance to U.S independent directors.  The year over year decline in interest expense to $27,638 from $38,123 reflects the decrease in bank loans outstanding .

Net Income

Net income for the three months ended December 31, 2008 grew 90.3% year over year to $6,326,293 representing 21.5% of revenue, compared to $3,323,898 or 19.0% of revenue for the three months ended December 31, 2007.

The increase in net income reflects the previously mentioned growth in our overall operating platform, continued strength within the PRC domestic tourism market and cost synergies associated with our online strategy and integration of acquired businesses.

FISCAL YEAR ENDED DECEMBER 31, 2008 AND 2007

The following table presents certain consolidated statement of operations information derived from the consolidated statements of income for the fiscal year ended December 31, 2008 and same period 2007.

Revenue Segment Analysis:

	2008	2007	Increase / (Decrease)	Percentage
Revenue	$76,759,411	$44,294,853	32,464,558	73.3%
Cost of services	(51,555,991)	(29,519,012)	(22,036,979)	74.7%
Gross Profit	25,203,420	14,775,841	10,427,579	70.6%
Selling, General and Administration	(6,128,553)	(3,229,526)	(2,899,027)	89.8%
Stock based compensation	(207,588)	(945,903)	738,315	-78.1%
Income from operations	18,867,279	10,600,412	8,266,867	78.0%
Other income	(7,297)	(25,105)	17,808	-70.9%
Interest income	(39,416)	(3,293)	(36,123)	1097%
Interest expenses	106,163	80,847	25,316	31.3%
Provision for income taxes	(4,275,652)	(1,852,069)	(2,423,583)	130.9%
Net income	$14,532,177	$8,695,894	5,836,283	67.1%

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For the fiscal year ended December 31, 2008

	Air-ticketing	Percentage of Revenue (%)	Cargo Agency	Percentage of Revenue (%)	Hotel	Percentage of Revenue (%)	Travel	Percentage of Revenue (%)	Total
Revenue	12,333,527	16.1%	10,937,573	14.2%	8,340,519	10.9%	45,147,792	58.8%	76,759,411
Cost of Services	(622,069)	1.2%	(9,347,312)	18.1%	(2,649,716)	5.1%	(38,936,894)	75.5%	(51,555,991)
Gross Profit	11,711,458	46.5%	1,590,261	6.3%	5,690,803	22.6%	6,210,898	24.6%	25,203,420

For the fiscal year ended December 31, 2007

	Air-ticketing	Percentage of Revenue (%)	Cargo Agency	Percentage of Revenue (%)	Hotel	Percentage of Revenue (%)	Travel	Percentage of Revenue (%)	Total
Revenue	7,811,823	17.6%	20,687,488	46.7%	2,383,129	5.4%	13,412,412	30.3%	44,294,853
Cost of Services	(453,086)	1.5%	(16,483,027)	55.8%	(764,774)	2.6%	(11,548,125)	40.0%	(29,519,012)
Gross Profit	7,358,737	49.8%	4,204,461	28.5%	1,618,355	11.0%	1,864,286	10.8%	14,775,841

Revenue

Revenue for fiscal year 2008 totaled $76,759,411 compared to $44,294,853 in the same period last year, reflecting a year over year increase of approximately73.3%. The increase was attributable to both organic growth, as well as our expansion into, successful integration and cross selling of the Company’s newly diversified business segments related to packaged tours and hotel booking services through the acquisitions of Xi’an Golden Net Travel Service Company Limited, Shanghai Lanbao Travel Service Company Limited and Foshan Overseas International Travel Service Co., Ltd.

More specifically, revenue from air-ticketing was $12,333,527 for fiscal year 2008 compared to $7,811,823 for the fiscal year 2007, an increase of approximately 57.9%.  Revenue from air cargo agency was $10,937,573 for the fiscal year 2008 compared to $20,687,488 for the fiscal year 2007, a decrease of approximately 47.1%.

Revenue from hotel reservations was $8,340,519 for the fiscal year 2008 compared to $2,383,129 for the fiscal year 2007, an increase of approximately 250.0%. Revenue from packaged  travel was $45,147,792 for the fiscal year 2008 compared to $13,412,412 for the fiscal year 2007, an increase of approximately 236.6%.

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The changes of revenue mix is more likely a strategy by the management and a result of acquisition in 2007 and 2008, however, we will seek, if any, more meaningful and comparable factors in future disclosures.

Please see the table below quantifying the impact acquisitions have had on our various revenue and expenses in 2007 and 2008.

	GAAP	GAAP	Periods Not Included in 2007			Adjusted
	2008	2007	Xian	Lanbao	Foshan	2007
Sales	76,759,411.00	44,294,853	4,292,574.00	2,024,296	16,433,062	67,044,785
Cogs	51,555,991	29,519,012	3,818,546	699,660	14,086,607	48,123,825
Gross Profit	25,203,420	14,775,841	474,028	1,324,636	2,346,455	18,920,960
SG&A	6,128,553	4,175,429	83,652	195,862	453,808	4,908,751
Operating Income	19,074,867	10,600,412	390,376	1,128,774	1,892,647	14,012,209

			Comparable
	GAAP Growth	Attributable by	Organic
	2008 vs 2007	Acquisitions	Growth
Sales	32,464,558	22,749,932	9,714,626
Cogs	22,036,979	18,604,813	3,432,166
Gross Profit	10,427,579	4,145,119	6,282,460
SG&A	1,953,124	733,322	1,219,802
Operating Income	8,474,455	3,411,797	5,062,658

Meanwhile, as the average price of our travel products and comssion rates are pretty stable in 2008, we believe the most impacts to our financial performance are from the growth of our business volume.

Cost of services
Cost of services for the fiscal year 2008 was $51,555,991 compared to $29,519,012 for the fiscal year 2007, an increase of approximately 74.7%. This increase was primarily due to the increase in business in our air-ticket, hotel reservation, packaged tours but was offset by a decrease in revenue in air cargo agency business.

Cost of services in air-ticketing was $622,069 for the fiscal year 2008 compared to $453,086 for the fiscal year 2007, an increase of approximately 37.3%.

Cost of services in air cargo agency was $9,347,312 for the fiscal year 2008 compared to $16,483,027 for the fiscal year 2007, a decrease of approximately 43.3%.

Cost of services in hotel reservations was $2,649,716 for the fiscal year 2008 compared $764,774 for the fiscal year 2007, an increase of approximately 246.5%.

Cost of services in packaged  travel was $38,936,894 for the fiscal year 2008 compared $11,818,125 for the fiscal year 2007, an increase of approximately 229.5%.

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Gross Profit

Gross profit for the fiscal year 2008 was $25,203,420 compared to $14,775,841 for the fiscal year 2007, an increase of approximately 70.6%. The increase in gross profit reflects the aforementioned integration of business lines onto our online platform and higher percentage of packaged tour revenue.

Gross margin was 32.8% versus 33.4%, the decrease of which was primarily due to the acquisition of lower margin businesses in 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2008 totaled $6,128,553 compared to $3,229,526 for fiscal year 2007, reflecting approximately 7.98% and 7.29% of total revenue, respectively.  The year over year increase in selling, general and administrative expenses is a result of acquisitions of  Xi’an Golden Net Travel Service Company Limited, Shanghai Lanbao Travel Service Company Limited and Foshan Overseas International Travel Service Co., Ltd. made during late 2007 and carried into 2008.

Interest expense for the year totaled $106,163 compared to $80,847 for the fiscal year 2007, an increase of approximately 31.3% as a result of a new short term bank loan that was eventually  paid off in August 2008.

Net Income

Net income was $14,532,177 or 18.9% of revenue for the fiscal year 2008, compared to $8,695,894 or 19.6% of revenue for the fiscal year 2007. The absolute an increase  reflects the overall  continued growth in most of our operating segments both on an organic and acquisitive basis.

The decrease as a percentage of revenue reflects the acquisitions of lower margin businesses as previously noted.

We believe a more meaningful comparison can be drawn by comparing results for the three months ended December 31, 2008 with the three months ended September 30, 2008 as both periods reflect full integration of the acquired hotel reservations and travel packaged services businesses.

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Schedule 9

Critical Accounting Policies and Estimates

The preparation of our financial statements requires that we adopt and follow certain accounting policies. Certain amounts presented in the financial statements have been determined in accordance with such policies, based upon estimates and assumptions. Although we believe that our estimates and assumptions are reasonable, actual results may differ.

We have included below a discussion of the accounting policies that we believe are affected by the more significant judgments and estimates used in the preparation of our financial statements, how we apply such policies and how results differing from our estimates and assumptions would affect the amounts presented in our financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.
Accounts Receivable

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history, average percentage of receivables written off historically and the length of time the receivables are past due. We believe that we have appropriately considered the factors, as well as any other known customer liquidity issues, on the ability of our customers to pay amounts due to us. However, if demand for travel  softens, due to prevailing economic conditions, the financial condition of our customers may be adversely impacted. If we believe that we will begin to experience higher than expected defaults on amounts due us, our estimates of the amounts which we will ultimately collect will be re-evaluated.

Asset Impairments.

In connection with our acquisitions, we recorded a significant amount of goodwill. We evaluate the carrying value of our intangible assets for impairment whenever indicators of impairment exist. If we determine that such indicators are present, we then prepare an undiscounted future net cash flow projection for the asset. In preparing this projection, we must make a number of assumptions concerning such things as, for example, future  volume levels, price levels, commission rates, rates of growth in our online booking businesses and rates of increase in operating expenses. If our projection of future net cash flows is in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined by discounting the projected net cash flows. Through the end of 2008, we evaluated goodwill for impairment based on undiscounted projected future cash flows. To date, we have not recorded an impairment of our goodwill or other intangible assets. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

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Schedule 13

UNIVERSAL TRAVEL GROUP
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE YEARS ENDED DECEMBER 31,

	2008	2007		2006

Gross revenues,	$76,759,411		$44,294,853	$10,013,788
Cost of services	51,555,991		29,519,012	4,594,376
Gross Profit	25,203,420		14,775,841	5,419,412

Selling, general and administrative expenses	6,128,553		3,229,526	1,353,434

Stock based compensation	207,588		945,903	950,040

Total expenses	6,336,141		4,175,429	2,303,474

Income from operations	18,867,279		10,600,412	3,115,938

Other Income (Expense)
Loss on disposal of assets	1,105		-
Other income	(8,402)		(25,105)	(36,383)
Interest income	(39,416)		(3,293)	(11,994)
Interest expense	106,163		80,847	2,754
Total Other Income (Expense)	59,450		52,449	(45,623)
Income before income taxes	18,807,829		10,547,963	3,161,561

Provision for income taxes	4,275,652		1,852,069	603,083
Net income	$14,532,177		$8,695,894	$2,558,478

Net income per common share
Basic	$.38		$.26	$.07
Diluted	$.38	$	. .26	$.07

Weighted average common shares outstanding
Basic	38,562,155		33.629,518	30,450,000
Diluted	38,562,155		33,629,518	30,450,000

The accompanying notes are an integral part of these consolidated financial statements.

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Schedule 15

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The Company's functional currency is the Chinese Renminbi; however the accompanying consolidated financial statements have been translated and presented in United States Dollars.

Translation Adjustment
As of December 31, 2008 and December 31, 2007 the accounts of Universal Travel Group were maintained, and its financial statements were expressed, in Chinese Yuan Renminbi (CNY). Such financial statements were translated into U.S. Dollars (USD) in accordance with Statement of Financial Accounts Standards (SFAS) No. 52, Foreign Currency Translation with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholders equity are translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income as a component of shareholders equity. Transaction gains and losses are reflected in the income statement.

 Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Universal Travel Group and its wholly owned subsidiaries Shenzhen Yuzhilu Aviation Service Co., Ltd, Shenzhen Speedy Dragon Enterprises Limited, Shanghai Lanbao Travel Service Co., Ltd, Xian Golden Net Travel Serve Services, Ltd., Foshan Overseas International Travel Service Co. Ltd. and Full Power Enterprise Global Limited collectively referred to herein as the Company. All material inter-company accounts, transactions and profits have been eliminated in consolidation.

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UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued. These conditions may result in a future loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Terms of the sales vary. Reserves are recorded primarily on a specific identification basis. Allowance for doubtful accounts amounted to $ 210,139 and $73,115 as of  December 31, 2008 and December 31, 2007, respectively.

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UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Furniture and Fixtures	5 years
Transportation equipment	5 years
Office equipment	5 years
Leasehold Improvements	5 – 10 years

As of  December 31, 2008 and 2007  Property, Plant & Equipment consist of the following:

	2008	2007
Furniture & fixture	$18,247	$18,247
Transportation equip	183,024	301,308
Office equipment	358,761	177,004
Leasehold improve	31,374	31,374

	602,085	527,933
Accumulated depreciation	(328,745)	(400,540)
	273,340	127,393

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired.  In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (Statement 142), indefinite-life identifiable intangible assets and goodwill are not amortized. Under the provisions of Statement 142, we are required to perform an annual impairment test of our goodwill. Goodwill impairment is determined using a two-step process.  The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which we define as our business segments, with its net book value or carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.  The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.  See Note 8, Purchase of Subsidiary, for additional information regarding goodwill. As of December 31, 2008 there has been no impairment losses or gain or loss on disposal of Goodwill amounts.

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UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2008 and December 31, 2007 there were no significant impairments of its long-lived assets.

Fair Value of Financial Instruments

Statement of financial accounting standard No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Revenue is recognized at the date the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. The Company has  four types of revenue, namely (i) air-ticketing, (ii) hotel reservations, (iii) packaged tours and (iv) air cargo agency services.

Air-ticketing
Revenue from air-ticket sales is commissions derived from the airline companies  and other sales representatives.  We recognize revenue at the time when the ticket is issued.

Hotel Reservations
We generate revenue from paid hotel bookings in the form of commissions.  We recognize revenues once the customer has checked out from his reserved hotel stay.

Packaged Tour
We contract with traffic service providers, accommodation providers and leisure service providers to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to our customers with a mark-up.  We have two sources of revenue: one from payment by individual customers and the other, through group sales.  We recognize revenue when a tour is completed.

Air Cargo Business
Our  air cargo business basically brokers air cargo spaces and resell them to local logistic companies to generate revenue. Our customers are charged based on the class and weight of goods shipped. Revenue is recognized upon placement of order.

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UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising
Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred.

Income Taxes
The Company utilizes SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Statement of Cash Flows
In accordance with SFAS No. 95, Statement of Cash Flows, cash flows from the Company’s operations is based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

 Intangibles
Intangible assets are amortized using the straight-line method over their estimated period of benefit. Evaluation of the recoverability of intangible assets is made annually to take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No impairments of intangible assets have been identified during any of the periods presented. The Company’s intangible assets consist primarily of map of hotels and scenic spots used for marketing purposes. These definitive lived intangible assets are being amortized over their useful lives.  Expenditures of $316,107 were capitalized in 2008 and will be amortized over a 3 year life.  The Company recorded amortization expense for definitive lived intangible assets of $8,771for the year ended December 31, 2008 and will record approximately $105369, $105,369, and 96, 588  over the next three years, respectively .

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base, most of which are in China. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Net Income Per Share

Basic net income per share is computed on the basis of the weighted average number of common shares outstanding during the period. Diluted net income per share is computed on the basis of the weighted average number of common shares and common share equivalents outstanding. Dilutive securities having an anti-dilutive effect on diluted net income per share are excluded from the calculation. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. At December 31, 2008 and 2007 all outstanding warrants were anti-dilutive.

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UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In July 2006, the FASB issued Interpretation No. 48 (FIN 48). “Accounting for uncertainty in Income Taxes - an interpretation of FASB Statement 109” (“FIN No. 48”). FIN 48 clarifies the accounting for Income Taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS No. 5, “ Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on the Company’s evaluation of this issue, the adoption of this accounting requirement has no effect on the Company’s financial statements.

In September, 2006, FASB issued SFAS 157 ‘Fair Value Measurements’.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  This Statements applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, this Statement does not require any new fair value measurements.  However, for some entities, the application of this Statement will change current practice.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Based on the Company’s evaluation of this issue, the adoption of this accounting requirement has no effect on the Company’s financial statements.

In February, 2007, FASB issued SFAS 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’ – Including an Amendment of FABS Statement No. 115.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.  This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Based on the Company’s evaluation of this issue, the adoption of this accounting requirement has no effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. Management is currently evaluating the effect of this pronouncement on financial statements.

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www.srff.com

UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On May 8, 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, The Hierarchy of Generally Accepted Accounting Principles, which will provide framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. With the issuance of SFAS No. 162, the GAAP hierarchy for nongovernmental entities will move from auditing literature to accounting literature.  The Company is currently assessing the impact of SFAS No. 162 on its financial position and results of operations.

Merger and Corporate Restructure

On June 26, 2006 the company entered into an agreement and plan of merger with Full Power Enterprises Global Limited, a holding company that owns all of the issued and outstanding shares of Shenzhen YuzhiLu Aviation Service Company Limited, the operating Company. In substance the agreement is a recapitalization of Shenzhen YuzhiLu Aviation Service Company’s capital structure.

For accounting purposes, the company accounted for the transaction as a reverse acquisition and with Full Power Enterprises Global Limited being the surviving entity. The Company did not recognize goodwill or any intangible assets in connection with the transaction. Prior to the Agreement, the company was an inactive corporation with no significant assets and liabilities.

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Schedule 16

Sources of Revenue

We have four lines of business, namely (i) air-ticketing, (ii) hotel reservations, (iii) packaged tours and (iv) air cargo agency services.

Air-ticketing

We earn a commission for each air ticket sold. Our commission varies depending on the season but it averages approximately 6% of each ticket sold.

Our subsidiary, YZL (Shenzhen Yu Zhi Lu Aviation Service Company Limited) has contracted with Chinese domestic airlines such as Air China, China Southern Airlines and China Eastern Airlines and  34 international airlines such as United Airlines, Cathay Pacific and Virgin Airlines to sell Chinese domestic and international air tickets.  YZL holds the “First Class Air-Ticketing Agency” license from the General Administration of Civil Aviation of China (“CAAC”).  YZL has been in operation for more than ten years.

Our customers can make air-tickets enquiries via our web-sites - www.cnutg.com, and www.cnutg.com.cn.  Further, we are also able to attend to our customers through our customer representatives, our company offices and ouragents.  We provide our agents with access to our “eTerm” system, which is an air ticketing booking system. The agent pays a fee to us to use our system but the agent operates under its own management and name and is responsible for its own costs, overheads and profitability.  We do not get a share of our agent’s revenue. The agent has a sales target set by us and enjoys priority over certain discount tickets.  Any fee the agent earns from us in the sale of air tickets is offset by the fee it owes to us for use of the “eTerm” system.

We maintain an 800 square meters call center in Shenzhen and our call center has 100 seats to handle customer enquiries. We share commission with ouragents.  The share varies according to business seasonality and varies from 1% in our favor to 3%.

We do not pre-buy our air tickets in bulk. Instead, if we have enough orders for tickets, we enjoy a group price treatment.   We do not buy any tickets until orders are placed by our customers.  We recognize the above mentioned revenue when we actually sell these travel products to our customers.  As tickets are resold almost immediately, we have no inventory of these purchases on our balance sheet

Hotel Reservations

We generate revenue from paid hotel bookings in the form of commissions.

Our subsidiaries, YZL and SLB (Shanghai Lanbao Travel Service Company Limited) have contracted with 2,000 hotels and 7,000 hotels, respectively.  SLB has established a China Booking Association comprising more than 1,000 travel agencies who share more than 200,000 hotel resources internationally.

Our customers are able to enquire via SLB's website (www.cba-hotel.com).  Additionally, SLB maintains a 100 square meters call center in Shanghai and the call center has 20 seats to handle hotel reservation enquiries.

Package Tours

Our subsidiaries, XGN (Xi'an Golden Net Travel Serve Service Company Limited) and FOI (Foshan Overseas International Travel Service Co., Ltd.) are involved in the packaged tour business.  We contract with traffic service providers, accommodation provides and leisure service providers to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to our customers with a mark-up. FOI maintains 9 company offices around the Guangzhou area, and XGN maintains 3 company offices in Xi'an.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

We do not pre-buy packaged tours in bulk. Instead, we buy packaged tours when orders are placed by our customers. We recognize the above mentioned revenue when we actually sell these travel products to our customers. Accordingly, we have no inventory of these purchases on our balance sheet.

Air Cargo Business

We are through our subsidiary, SSD (Shenzhen Speedy Dragon Enterprise Limited) involved in the air cargo business. We basically broker air cargo spaces and resell them to local logistic companies to generate revenue. We have contracts with Chinese domestic airlines like China Southern Airlines, Air China, and Shenzhen Airlines and offer cargo spaces to over 52 major domestic cities in the PRC. Our customers are charged based on the class and weight of goods shipped.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Schedule 18

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired.  In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (Statement 142), indefinite-life identifiable intangible assets and goodwill are not amortized. Under the provisions of Statement 142, we are required to perform an annual impairment test of our goodwill. Goodwill impairment is determined using a two-step process.  The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which we define as our business segments, with its net book value or carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.  The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.  See Note 8, Purchase of Subsidiary, for additional information regarding goodwill.

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Schedule 19

Note 3 – TRADE DEPOSITS AND ADVANCES

Trade deposits represents amount held by Airlines and deposits. As of December 31, 2008 and 2007 the Company had paid $6,737,521 and $2,650,744 as trade deposits respectively.

The Company has entered into a co-operation agreement with an unrelated company, to assist that company in their business development by participating in that business operations and providing working capital funding. As of  December 31, 2008 and 2007 the Company has advanced this company $438,468 and  $616,861 respectively.

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